UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

IDX Systems Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

449491109

(CUSIP Number)

Michael McAlevey	Eric S. Shube
General Electric Company	Allen & Overy LLP
3135 Easton Turnpike	1221 Avenue of the Americas
Fairfield, CT 06828	New York, New York 10020
(203) 373-2967	(212) 610-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491109

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only) General Electric Company 14-0689340

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power Common Stock: 7,687,327 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Common Stock: 7,687,327 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Common Stock: 23.6% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)                                  Pursuant to an Agreement and Plan of Merger dated as of September 28, 2005 (the Merger Agreement), by and among General Electric Company, a New York corporation (General Electric), Igloo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of General Electric (Transitory Sub), and IDX Systems Corporation, a Vermont corporation (IDX), and subject to the conditions set forth therein (including approval by shareholders of IDX and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and an Assignment Agreement dated as of October 4, 2005 (the Assignment Agreement), between Igloo Acquisition Corporation, a Vermont corporation and a wholly owned subsidiary of General Electric (Merger Sub) and Transitory Sub assigning all of Transitory Sub’s rights, interests and obligations under the Merger Agreement to Merger Sub, Merger Sub will merge with and into IDX, and IDX will become a wholly owned subsidiary of General Electric (such events constituting the Merger).  6,331,450 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders (as defined below) pursuant to stock options to acquire shares of IDX common stock) (the Shares) are subject to Shareholder Agreements (the Shareholder Agreements) entered into by General Electric and certain shareholders of IDX (see Schedule B attached hereto) (the Shareholders).  Any shares acquired by a Shareholder during the term of the Shareholder Agreement to which such Shareholder is a party are subject to the terms of such Shareholder Agreement.  Pursuant to each Shareholder Agreement, the Shareholder party thereto has agreed, among other things, to vote (or cause to be voted) its or his Shares (a) in favor of the Merger, the approval of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction.  Each Shareholder may vote the Shares held by it or him on all other matters.  As part of its Shareholder Agreement, each Shareholder has granted an irrevocable proxy to General Electric with respect to the voting of the Shares owned by such Shareholder for the matters covered by such Shareholder Agreement.

(2)                                  General Electric expressly disclaims beneficial ownership of any of the shares of IDX common stock covered by the Shareholder Agreements.

(3)                                  Based on 31,290,815 shares of IDX common stock being outstanding as of September 27, 2005 and the outstanding 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options, the number of shares of IDX common stock indicated represents 23.6% of the outstanding shares of IDX common stock.  The holders of IDX common stock vote as a single class on all matters to be voted on by the shareholders of IDX.  Based on the total number of votes available for IDX common stock, and assuming exercise of the 1,355,877 stock options, General Electric may be deemed to have shared power to vote on the issues covered by the Shareholder Agreements of approximately 23.6% of the voting power of the outstanding IDX common stock.

Item 1.	Security and Issuer

This statement on Schedule 13D (this Statement) relates to the common stock, par value $0.01 per share, of IDX, a Vermont corporation (IDX).  The principal executive office of IDX is located at 40 IDX Drive, South Burlington, VT 05403.

Item 2.	Identity and Background

(a) - (c), (f)  The name of the company filing this Statement is General Electric Company, a New York corporation (General Electric).  General Electric is a diversified technology, media and financial services company dedicated to creating products that make life better. From aircraft engines and power generation to financial services, medical imaging, television programming, and plastics, GE operates in more than 100 countries and employs more than 300,000 people worldwide. General Electric is listed on the New York Stock Exchange and Boston Stock Exchange.  The principal business address and principal office address of General Electric is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001.  The name, citizenship, business address and present principal occupation or employment of each director and executive officer of General Electric is listed on Schedule A attached hereto.

(d) Neither General Electric nor, to General Electric’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(d).
(e) Neither General Electric nor, to General Electric’s knowledge, any person named on Schedule A attached hereto is required to disclose legal proceedings pursuant to Item 2(e).

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for General Electric to enter an Agreement and Plan of Merger dated as of September 28, 2005 (the Merger  Agreement), by and among General Electric, Igloo Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of General Electric (Transitory Sub), and IDX, which is attached hereto as Exhibit 1, and in consideration thereof, certain shareholders of IDX listed on Schedule B attached hereto (the Shareholders) entered into Shareholder Agreements dated as of September 28, 2005, forms of which are attached hereto as Exhibit 2 (the Shareholder Agreements).  General Electric did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Shareholder Agreements.

Item 4.	Purpose of Transaction

(a) - (b)  Pursuant to the Merger Agreement and subject to the conditions set forth therein (including approval by shareholders of IDX and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and an Assignment Agreement dated as of October 4, 2005 (the Assignment Agreement), between Igloo Acquisition Corporation, a Vermont corporation and a wholly owned subsidiary of General Electric (Merger Sub) and Transitory Sub assigning all of Transitory Sub’s rights, interests and obligations under the Merger Agreement to Merger Sub, Merger Sub will merge with and into IDX, and IDX will become a wholly owned subsidiary of General Electric (such events constituting the Merger).  Once the Merger is consummated, Merger Sub will cease to exist as a separate corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into IDX with IDX remaining as the surviving corporation (the Surviving Corporation).

As a result of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of IDX not owned by General Electric, Merger Sub or IDX, or any of their respective wholly owned subsidiaries, other than the Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive $44.00 in cash, without interest (the Merger Consideration).  All such shares of IDX common stock will no longer be outstanding and will automatically be canceled and retired and cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of IDX common stock.

The Shareholders have, by executing the Shareholder Agreements, agreed to vote the 6,331,450 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options to acquire shares of IDX common stock) (the Shares) as described below.  Pursuant to each Shareholder Agreement, the Shareholder has agreed, at any IDX stockholders meeting called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, to vote (or cause to be voted) its or his Shares, among other things, (a) in favor of the Merger, the approval of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and (b) against any alternative transaction.  The Shareholders may vote the Shares on all other matters.

The Shareholder Agreements terminate upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms and (c) any amendment or other modification of the Merger Agreement that reduces the amount of the Merger Consideration or provides that the Merger Consideration shall be payable otherwise than in cash.  In the event that the Merger Agreement shall have been terminated under circumstances where General Electric is or may become entitled to receive a termination fee, each Shareholder shall pay to General Electric on demand an amount equal to 90% of the Profit (as defined below) of such Shareholder, if any, from the consummation of any alternative transaction for which a definitive agreement is entered into within one year of such termination.  For purposes of this paragraph, the Profit of Shareholder from any alternative transaction shall equal (A) the aggregate consideration received by Shareholder pursuant to such alternative transaction in respect of Shareholder’s Shares, valuing any non-cash consideration (including any residual interest in IDX) at its fair market value on the date of the consummation of such alternative transaction, plus (B) the fair market value, on the date of disposition, of all Shares of Shareholder disposed of after the termination of the Merger Agreement and prior to the date of such consummation, less (C) the sum of (x) the fair market value of the aggregate consideration that would have been issuable or payable to Shareholder if it had received the Merger Consideration pursuant to the Merger Agreement as originally executed for each of the Shares plus (y) the sum of (1) Shareholder’s reasonably documented individual expenses in connection with such alternative transaction, (2) taxes, if any, incurred by Shareholder in respect of amounts required to be paid to General Electric pursuant to the Shareholder Agreement and (3) such Shareholder’s pro rata portion of legal fees and expenses incurred by Shareholder and the other Shareholders who are executing shareholder agreements in connection with the Merger in connection with the execution, delivery and performance of the Shareholder Agreement and such other shareholder agreements up to an aggregate amount for all such shareholders (including Shareholder) of not more than $25,000 in total.  Notwithstanding anything to the contrary contained in the Shareholder Agreement, under no circumstances shall Shareholder be required to pay to General Electric under the Shareholder Agreement an amount that would result in Shareholder realizing from such alternative transaction and any sales of Shares an aggregate amount less than the fair market value of the aggregate consideration that would have been issuable or payable to Shareholder if it had received the Merger Consideration pursuant to the Merger Agreement as originally executed for each of the Shares.  In the event that General Electric shall have increased the amount of Merger Consideration payable over that set forth in the Merger

Agreement after the making of an alternative acquisition proposal, each Shareholder shall pay to General Electric on demand an amount in cash equal to the product of (i) the number of the Shareholder’s Shares and (ii) 90% of the excess, if any, of (a) the per share cash consideration or the per share fair market value of any non-cash consideration, as the case may be, received by the Shareholder as a result of the Merger Agreement, as amended, over (b) the sum of (x) the fair market value of the original Merger Consideration plus (y) the sum of (A) taxes, if any, incurred by the Shareholder in respect of amounts required to be paid to General Electric in respect of a Share pursuant to the Shareholder Agreement plus (B) such Shareholder’s pro rata portion per Share of legal fees and expenses incurred by the Shareholder and the other Shareholders who are executing shareholder agreements in connection with the Merger in connection with the execution, delivery and performance of the Shareholder Agreement and such other shareholder agreements up to an aggregate amount for all such shareholders (including the Shareholder) of not more than $25,000 in total.

As part of its Shareholder Agreement, each Shareholder has granted an irrevocable proxy to General Electric with respect to the voting of the Shares owned by such Shareholder for the matters covered by such Shareholder Agreement.  The purpose of the Shareholder Agreements is to enable General Electric and IDX to consummate the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d)  Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation until the next annual meeting of shareholders of the Surviving Corporation (or their earlier resignation or removal) and until their respective successors are duly elected and qualified, as the case may be.  Upon consummation of the Merger, the officers of IDX immediately prior to the effective time of the Merger shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

(e) Other than as a result of the Merger described in Item 4(a)-(b) above, not applicable.
(f) Not applicable.

(g)  As of the effective time of the Merger, the articles of incorporation and by-laws of IDX will be amended as provided in the Merger Agreement, and such articles of incorporation and by-laws, as so amended, will be the articles of incorporation and by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

(h)-(i) If the Merger is consummated as planned, the IDX common stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the NASDAQ National Market.

(j)  Other than described above, General Electric currently has no plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although General Electric reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Shareholder Agreements as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the form of Shareholder Agreement, respectively, included as Exhibits 1 and 2, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a) - (b)  As a result of the Shareholder Agreements, General Electric may be deemed to be the beneficial owner of 6,331,450 shares of IDX common stock (and up to an additional 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options to acquire shares of IDX common stock).  Such IDX common stock constitutes 23.6% of the issued and outstanding shares of IDX common stock based on the number of shares of IDX common stock outstanding as of September 27, 2005 and the outstanding 1,355,877 shares of IDX common stock that may be acquired by the Shareholders pursuant to stock options.  General Electric may be deemed to have shared power to vote the Shares with respect to those matters described above.  However, General Electric (a) is not entitled to any other rights as shareholders of IDX as to the Shares and (b) disclaims any beneficial ownership of the shares of IDX common stock that are covered by the Shareholder Agreements.

Except as described in this Schedule 13D, neither General Electric, nor to the knowledge of General Electric, any person listed on Schedule A hereto has an equity or other ownership interest in IDX.
(c) As described in Items 3 and 4 of this Statement, General Electric has entered into the Shareholder Agreements and the Merger Agreement within the last 60 days.

(d)  To the knowledge of General Electric, no person, other than the Shareholders as set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of IDX deemed to be beneficially owned by General Electric.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement, the Assignment Agreement and the Shareholder Agreements, to the knowledge of General Electric, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A and between such persons and any other person with respect to any securities of IDX, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
1. Agreement and Plan of Merger dated as of September 28, 2005, by and among General Electric Company, Igloo Acquisition Corporation and IDX Systems Corporation.

2.1.                              Form of Shareholder Agreement dated as of September 28, 2005, between General Electric Company and each of 2005 Grantor Retained Annuity Trust established by Robert H. Hoehl and 2002 Grantor Retained Annuity Trust established by Robert H. Hoehl.

2.2. Form of Shareholder Agreement dated as of September 28, 2005, between General Electric Company and each of Robert H. Hoehl, Richard E. Tarrant and James H. Crook, Jr.
3. Assignment Agreement dated as of October 4, 2005, between Igloo Acquisition Corporation, a Delaware corporation, and Igloo Acquisition Corporation, a Vermont corporation.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of October 11, 2005 that the information set forth in this statement is true, complete and correct.

General Electric Company

By:
/s/ Michael McAlevey
Name:	Michael McAlevey
Title:	Associate Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below.

GENERAL ELECTRIC COMPANY DIRECTORS

Name	Present Principal Occupation	Present Business Address	Citizenship

J.I. Cash, Jr.	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

Sir William Castell	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, GE Healthcare	GE Healthcare Pollards Wood, Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	U.K.

D.D. Dammerman	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

A.M. Fudge	Chairman of the Board and Chief Executive Officer, Young & Rubicam, Inc.	Young & Rubicam, Inc. 285 Madison Avenue New York, NY 10017	U.S.A.

C.X. Gonzalez	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V.	Kimberly-Clark de Mexico S.A. de C.V. Jose Luis Lagrange 103 Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Mexico

J.R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

A. Jung	Chairman of the Board and Chief Executive Officer, Avon Products, Inc.	Avon Products, Inc. 1345 Avenue of the Americas New York, NY 10105	Canada

A.G. Lafley	Chairman of the Board, President and Chief Executive Officer, The Procter & Gamble Company	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship

R.W. Lane	Chairman of the Board and Chief Executive Officer, Deere & Company	Deere & Company One John Deere Place Moline, IL 61265	U.S.A.

R.S. Larsen	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	U.S.A.

R.B. Lazarus	Chairman of the Board and Chief Executive Officer, Ogilvy & Mather Worldwide	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	U.S.A.

S. Nunn	Retired Partner, King & Spalding	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318	U.S.A.

R.S. Penske	Chairman of the Board and President, Penske Corporation	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	U.S.A.

R.J. Swieringa	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School, Cornell University	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	U.S.A.

D.A. Warner III	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	U.S.A.

R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	U.S.A.

GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Citizenship

J.R. Immelt	Chairman of the Board and Chief Executive Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

P.D. Ameen	Vice President and Comptroller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

F. Beccalli	Senior Vice President, GE Europe	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Italy

C.T. Begley	Senior Vice President, GE Plastics	General Electric Company 1 Plastics Avenue Pittsfield, MA 01201	U.S.A.

M.W. Begor	Senior Vice President, GE Consumer Finance, Americas	General Electric Company 1600 Summer Street Stamford, CT 06927	U.S.A.

P.T. Bossidy	Senior Vice President, GE Commercial Financial Services Leasing	General Electric Company 44 Old Ridgebury Road Danbury, CT 06810	U.S.A.

D.L. Calhoun	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Infrastructure	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

J.P. Campbell	Senior Vice President, GE Consumer & Industrial	General Electric Company Appliance Park Louisville, KY 40225	U.S.A.

W.H. Cary	Vice President, Investor Communications	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

K.A. Cassidy	Vice President and GE Treasurer	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	U.S.A.

Sir William Castell	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, GE Healthcare	GE Healthcare Pollards Wood Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	U.K.

W.J. Conaty	Senior Vice President, Human Resources	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship

P. Daley	Vice President, Corporate Business Development	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

D.D. Dammerman	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman, General Electric Capital Services, Inc.	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

B.B. Denniston III	Vice President and General Counsel	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

S.C. Donnelly	Senior Vice President, GE Aircraft Engines	General Electric Company 1 Neumann Way Cincinnati, OH 05215	U.S.A.

S. Fitzsimons	Vice President, Corporate Financial Planning and Analysis	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Ireland

Y. Fujimori	Senior Vice President, GE Consumer Finance-Asia	General Electric Company 21 Mita 1-chome Meguro-ku 3d Floor Alto Tokyo, Japan 153-0062	Japan

A.H. Harper	Senior Vice President, GE Equipment Services	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

B.W. Heineman, Jr.	Senior Vice President, Law and Public Affairs	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

J.M. Hogan	Senior Vice President, GE Healthcare	GE Healthcare Pollards Wood Nightingales Lane Chalfont St. Giles HP8 4SP Great Britain	U.S.A.

J. Krenicki	Senior Vice President, GE Energy	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	U.S.A.

M.A. Neal	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Commercial Financial Services	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

D.R. Nissen	Senior Vice President, GE Consumer Finance	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	U.S.A.

Name	Present Principal Occupation	Present Business Address	Citizenship

D. O’Connor	Senior Vice President GE Consumer Finance-Europe	General Electric Company Woodchester House Golden Lake Dublin 8 Dublin 8 IRE	Ireland

J.A. Parke	Senior Vice President, General Electric Company; Vice Chairman, GE Capital Corporation	General Electric Company 260 Long Ridge Road Stamford, CT 06927	U.S.A.

M.E. Pralle	Senior Vice President, GE Commercial Financial Services-Real Estate	General Electric Company 292 Long Ridge Road Stamford, CT 06927	U.S.A.

R.R. Pressman	Senior Vice President, GE Insurance	General Electric Company 9201 State Line Kansas City, KS 64114-3234	U.S.A.

G.M. Reiner	Senior Vice President, Chief Information Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

J.G. Rice	Vice Chairman of General Electric Company; President and Chief Executive Officer, GE Industrial	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	U.S.A.

K.S. Sherin	Senior Vice President, Finance and Chief Financial Officer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	U.S.A.

L.G. Trotter	Senior Vice President, GE Consumer & Industrial	General Electric Company Appliance Park Louisville, KY 40225	U.S.A.

W.A. Woodburn	Senior Vice President, GE Industrial	General Electric Company 187 Danbury Road Wilton, CT 06897	U.S.A.

R.C. Wright	Vice Chairman of the Board and Executive Officer, General Electric Company; Chairman and Chief Executive Officer, NBC Universal, Inc.	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	U.S.A.

SCHEDULE B

SHAREHOLDERS PARTY TO A SHAREHOLDER AGREEMENT WITH
GENERAL ELECTRIC COMPANY

Shareholder Party to Shareholder Agreement	Number of Shares of Common Stock of IDX Systems Corporation Beneficially Owned by Shareholder		Number of Shares of Common Stock of IDX Systems Corporation Subject to Outstanding Options held by Shareholder

2002 Grantor Retained Annuity Trust established by Robert H. Hoehl	950,000		0

2005 Grantor Retained Annuity Trust established by Robert H. Hoehl	0		0

Robert H. Hoehl	2,780,369	†	26,039

Richard E. Tarrant	2,453,798	‡	80,000

James H. Crook, Jr.	147,283	§	1,249,838

Total	6,331,450		1,355,877

†  Excludes 80,000 shares of the common stock of IDX Systems Corporation held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Robert H. Hoehl and Cynthia K. Hoehl and certain of their children.

‡  Excludes 74,250 shares of the common stock of IDX Systems Corporation held by the Richard E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustee of which include Mr. Tarrant.

§  Excludes 11,478 shares of the common stock held by James H. Crook, Jr. and Andrea G. Crook as joint tenants with right of survivorship.

INDEX OF EXHIBITS

1.               Agreement and Plan of Merger dated as of September 28, 2005, by and among General Electric Company, Igloo Acquisition Corporation and IDX Systems Corporation.

2.1.      Form of Shareholder Agreement dated as of September 28, 2005, between General Electric Company and each of 2005 Grantor Retained Annuity Trust established by Robert H. Hoehl and 2002 Grantor Retained Annuity Trust established by Robert H. Hoehl.

2.2.      Form of Shareholder Agreement dated as of September 28, 2005, between General Electric Company and each of Robert H. Hoehl, Richard E. Tarrant and James H. Crook, Jr.

3.               Assignment Agreement dated as of October 4, 2005, between Igloo Acquisition Corporation, a Delaware corporation, and Igloo Acquisition Corporation, a Vermont corporation.